

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 6, 2009

<u>Via U.S. mail and facsimile</u>

W. Campbell Birge
Chief Executive Officer and President
AmMex Gold Mining Corp.
346 Waverley Street
Ottawa, Ontario, Canada

> **Re: AmMex Gold Mining Corp.**
> **Preliminary Information Statement on Schedule 14C,**
> **   Amendment No. 1**
> **Filed January 16, 2009**
> **File No. 333-113296**

Dear Mr. Birge:

We have limited our review of your filing and response letter filed January 16, 2009 to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Information, page 1

1.   We note your response to our prior comment 2.   Please explain to us in detail why you believe that seeking the consent of the shareholders did not constitute a solicitation as to which a proxy statement would be required pursuant to Regulation 14A (Solicitation of Proxies). See especially Rule 14a-2. We may have further comments after reviewing your response.

Compensation of Our Officers and Directors, page 8

2.   Please insert the heading "Summary Compensation Table" above the table on page 8, and revise the number in the "Total" column for Mr. Birge for fiscal year 2008 so that it is the sum of all of the amounts in the other columns for Mr. Birge for that year.

Matters Related to our 10:1 Reverse Split, page 13

3.   We note your response to prior comment 12 and reissue it in part. Please provide the information in tabular format, and also quantify the number of authorized but unissued shares of your common stock before and after the reverse split.

Anti-Takeover Effects of the Increase in Authorized But Unissued Shares, page 13

4.   We note your response to our prior comment 14, and we reissue the comment. Regardless of whether the reverse stock split is *intended* as an anti-takeover device, please describe the potential anti-takeover *effects* that will result from the reverse stock split. Also, please state whether there are other provisions of your certificate of incorporation, bylaws or other documents or agreements that have material anti-takeover consequences. If not, please so state.

Reasons for Approving the Reverse Stock Split, page 13

5.   We note your response to our prior comment 11, including the statement you have added at the top of page 14 that "We do not currently have any specific capital-raising plans or any." There appear to be words missing from the end of this sentence. Please revise.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: N. Gholson
     via facsimile
     Jeffrey G. Klein (facsimile (561) 241-4943)